UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 21, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Isis Pharmaceuticals, Inc.

File No. 000-19125 - CF#27318
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Isis Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 29, 2001.

Based on representations by Isis Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.4	through August 5, 2015
Exhibit 2.5	through August 5, 2015
Exhibit 2.6	through August 5, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel